UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

RLJ Entertainment, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

74965F203
(CUSIP Number)

Dayton Judd
Sudbury Capital Fund, LP
136 Oak Trail
Coppell, Texas 75019
972-304-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Dayton Judd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,712 (a)
	8	SHARED VOTING POWER 1,141,483 (b)
	9	SOLE DISPOSITIVE POWER 68,712 (a)
	10	SHARED DISPOSITIVE POWER 1,141,483 (b)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,195
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a)
Includes (i) 53,960 shares of Common Stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Company”) and (ii) 14,752 shares of Common Stock subject to restricted stock awards, which shares are held directly by Mr. Judd and over which he exercises sole voting and dispositive power, subject to forfeiture under the terms of the restricted stock award.

(b)
Includes (i) 96,714 shares of Common Stock, (ii) 2,000 shares of C-2 Convertible Preferred Stock convertible into 773,773 shares of Common Stock, (iii) 183.506 shares of D-1 Convertible Preferred Stock convertible into 70,996 shares of Common Stock, and (iv) warrants expiring May 20, 2020 exercisable for 200,000 shares of Common Stock, which shares and warrants are held directly by Sudbury Capital Fund, LP (the “Fund”), over which Mr. Judd may be deemed to exercised shared voting and dispositive power. Mr. Judd is the Sole Member of Sudbury Holdings, LLC (“Holdings”), which is the general partner of Sudbury Capital GP, LP (the “General Partner”), which is the general partner of the Fund. Additionally, Mr. Judd is the Managing Member of Sudbury Capital Management, LLC (the “Investment Manager”), which is the investment advisor to the Fund.

1	NAMES OF REPORTING PERSONS Sudbury Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,141,483 (a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,141,483 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,483
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(a)
Includes (i) 96,714 shares of Common Stock, (ii) 2,000 shares of C-2 Convertible Preferred Stock convertible into 773,773 shares of Common Stock, (iii) 183.506 shares of D-1 Convertible Preferred Stock convertible into 70,996 shares of Common Stock, and (iv) warrants expiring May 20, 2020 exercisable for 200,000 shares of Common Stock, which shares and warrants are held directly by the Fund, over which each of Mr. Judd, Holdings, the General Partner and the Investment Manager may be deemed to exercised shared voting and dispositive power. Mr. Judd is the Sole Member of Holdings, which is the general partner of the General Partner, which is the general partner of the Fund. Mr. Judd is also the Managing Member of the Investment Manager, which is the investment advisor to the Fund.

1	NAMES OF REPORTING PERSONS Sudbury Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,141,483 (a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,141,483 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,483
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) HC

(a)
Includes (i) 96,714 shares of Common Stock, (ii) 2,000 shares of C-2 Convertible Preferred Stock convertible into 773,773 shares of Common Stock, (iii) 183.506 shares of D-1 Convertible Preferred Stock convertible into 70,996 shares of Common Stock, and (iv) warrants expiring May 20, 2020 exercisable for 200,000 shares of Common Stock, which shares and warrants are held directly by the Fund, over which Holdings may be deemed to exercised shared voting and dispositive power, as the general partner of the General Partner, which is the general partner of the Fund.

1	NAMES OF REPORTING PERSONS Sudbury Capital GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,141,483 (a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,141,483 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,483
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

(a)
Includes (i) 96,714 shares of Common Stock, (ii) 2,000 shares of C-2 Convertible Preferred Stock convertible into 773,773 shares of Common Stock, (iii) 183.506 shares of D-1 Convertible Preferred Stock convertible into 70,996 shares of Common Stock, and (iv) warrants expiring May 20, 2020 exercisable for 200,000 shares of Common Stock, which shares and warrants are held directly by the Fund, over which the General Partner may be deemed to exercised shared voting and dispositive power, as the general partner of the Fund.

1	NAMES OF REPORTING PERSONS Sudbury Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,141,483 (a)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,141,483 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,483
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO; IA

(a)
Includes (i) 96,714 shares of Common Stock, (ii) 2,000 shares of C-2 Convertible Preferred Stock convertible into 773,773 shares of Common Stock, (iii) 183.506 shares of D-1 Convertible Preferred Stock convertible into 70,996 shares of Common Stock, and (iv) warrants expiring May 20, 2020 exercisable for 200,000 shares of Common Stock, which shares and warrants are held directly by the Fund, over which the Investment Manager may be deemed to exercised shared voting and dispositive power, as the investment advisor to the Fund.

ITEM 1.      SECURITY AND ISSUER.

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of RLJ Entertainment, Inc., a Nevada corporation (the “Company”) and amends and supplements the statement on Schedule 13D originally filed in duplicate by the Reporting Persons on May 22, 2015, as amended by that certain Amendment No. 1 to Schedule 13D filed on January 19, 2017, and as amended by that certain Amendment No. 2 filed on October 6, 2017 (duplicate filed on October 10, 2017) (as amended, the “Prior Schedule 13D”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 of the Prior Schedule 13D is hereby amended and supplemented by adding the following:

On October 5, 2018, the Company reported that it issued (i) 413,709 shares of Common Stock as payment of interest on a loan outstanding pursuant to a credit agreement and (ii) 6,695,571 shares of Common Stock upon the exercise of certain warrants, each on October 1, 2018. As a result of such issuances, the Company reported on October 5, 2018, that it had 22,723,887 shares of Common Stock outstanding as of October 2, 2018. As a result, the percentage ownerships of the Common Stock beneficially owned by the Reporting Persons have decreased by an amount equal to or greater than 1%.

ITEM 5.      INTEREST IN SECURITIES OF ISSUER.

Item 5 of the Prior Schedule 13D is hereby amended and restated as follows:

(a)
(1) Mr. Judd may be deemed to beneficially own 1,210,195 shares of Common Stock, representing approximately 5.1% of the outstanding shares of Common Stock. (2) The Fund may be deemed to beneficially own 1,141,483 shares of Common Stock, representing approximately 4.8% of the outstanding shares of Common Stock. (3) Holdings may be deemed to beneficially own 1,141,483 shares of Common Stock, representing approximately 4.8% of the outstanding shares of Common Stock. (4) The General Partner may be deemed to beneficially own 1,141,483 shares of Common Stock, representing approximately 4.8% of the outstanding shares of Common Stock. (5) The Investment Manager may be deemed to beneficially own 1,141,483 shares of Common Stock, representing approximately 4.8% of the outstanding shares of Common Stock. Each percentage ownership of shares set forth in this Statement is based on the 22,723,887 shares of Common Stock reported by the Company as outstanding on October 2, 2018 in its amended Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 5, 2018.

(b)
Mr. Judd directly holds 68,712 shares of Common Stock, and the Fund directly holds 1,141,483 shares of Common Stock and shares underlying instruments convertible into Common Stock. Each of Holdings, the General Partner and Investment Manager does not directly hold any shares of Common Stock or instruments convertible into Common Stock. Each of (i) the General Partner, as general partner to the Fund, (ii) Holdings, as the general partner of the General Partner, (iii) the Investment Manager, as the investment manager to the Fund, and (iv) Mr. Judd, as Sole Member of Holdings, which is the general partner of the General Partner, and Mr. Judd, as the Managing Member of the Investment Manager, may be deemed to be beneficial owners of the shares of Common Stock and shares of Common Stock underlying convertible instruments directly held by the Fund as disclosed in this statement. Each of the General Partner, Holdings, the Investment Manager and Mr. Judd expressly disclaims beneficial ownership of the shares of Common Stock and shares of Common Stock underlying convertible instruments that are held directly by the Fund. Mr. Judd may be deemed to have sole voting and dispositive power with respect to 68,712 shares of Common Stock (including 14,752 shares of Common Stock subject to restricted stock awards) and shared voting and dispositive power with respect to 1,141,483 shares of Common Stock (including 2,000 shares of C-2 Convertible Preferred Stock convertible at a price of $3.00 per share into 773,773 shares of Common Stock, 183.506 shares of D-1 Convertible Preferred Stock convertible at a price of $3.00 per share into 70,996 shares of Common Stock, and warrants expiring May 20, 2020 exercisable at a price of $1.50 per share to purchase 200,000 shares of Common Stock). Each of the Fund, Holdings, the General Partner, and the Investment Manager may be deemed to have no sole voting and dispositive power over any shares of Common Stock and shared voting and dispositive power with respect to 1,141,483 shares of Common Stock (including 2,000 shares of C-2 Convertible Preferred Stock convertible at a price of $3.00 per share into 773,773 shares of Common Stock, 183.506 shares of D-1 Convertible Preferred Stock convertible at a price of $3.00 per share into 70,996 shares of Common Stock, and warrants expiring May 20, 2020 exercisable at $1.50 per share to purchase 200,000 shares of Common Stock).

(c)
No transactions were effected by each of the Reporting Persons in the Common Stock during the past 60 days.

(d)
Not applicable.

(e)
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2018	DAYTON JUDD

/s/ Dayton Judd

SUDBURY CAPITAL FUND, LP

By: Sudbury Capital GP, LP, its General Partner

By: Sudbury Holdings, LLC its General Partner

/s/ Dayton Judd
Dayton Judd
Title: Sole Member

SUDBURY CAPITAL GP, LP

By: Sudbury Holdings, LLC its General Partner

/s/ Dayton Judd
Dayton Judd
Title: Sole Member

SUDBURY HOLDINGS, LLC

/s/ Dayton Judd
Dayton Judd
Title: Sole Member

SUDBURY CAPITAL MANAGEMENT, LLC

/s/ Dayton Judd
Dayton Judd
Title: Managing Member